Morgan Stanley European Equity Fund, Inc.

522 Fifth Avenue

New York, NY 10036

February 26, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Greene, Division of Investment Management

Re:	Morgan Stanley European Equity Fund, Inc. (File Nos.: 33-33530 and 811-6044)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley European Equity Fund, Inc. (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 24 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 26, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1.  This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Please confirm that the Registrant filed via EDGAR reports with respect to the fidelity bond coverage required by Rule 17g-1 under the Investment Company Act of 1940 Act for 2004.

Response 2.  Although the Registrant cannot confirm the EDGAR filing for the 2004 fidelity bond, the Registrant can confirm that the fidelity bond was in place for the Fund.  Also, the fidelity bond has been filed for the past three years.

COMMENTS TO THE PROSPECTUS

Comment 3.         Amend the definition of a European issuer included in the section “The Fund - Principal Investment Strategies” to indicate that the third criteria (i.e., its principal trading market) must be satisfied along with one of the remaining two prongs.

Response 3.  We respectfully acknowledge the Staff’s comment; however, we believe that the disclosure accurately describes the criteria used by the Adviser to make its determinations as to whether an issuer will be considered a “European issuer,” and we believe it is important for the Fund’s shareholders to be informed of these criteria.  In fact, Rule 35d-1 under the Investment Company Act of 1940, as amended, requires the Fund to disclose in its prospectus the specific criteria used by the Fund to select which investments will be considered European issuers.  We note that in the Proposing Release for Rule 35d-1, the Commission would have required a fund with a name indicating an investment emphasis in certain countries or geographic regions to invest in securities that met any one of the following three prongs: “(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of third assets in that country or region.”

Up until the time of the Proposing Release to Rule 35d-1, the Staff had used the same three criteria to determine whether a fund’s name that focused its investments in particular countries or geographic regions was consistent with Section 35(d).  See Letter to Registrants at II.A (February 22, 1993).  While this three prong test was not included in the Release adopting Rule 35d-1, the disclosure approach that was adopted by the Commission “allows an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.  We believe the Fund’s criteria for determining a European issuer expose the Fund’s assets “to the economic fortunes and risks” of Europe and are in accordance with the requirements of Rule 35d-1.

Comment 4.         Please define which countries are in Europe.  For example, is Russia or the Eastern Block considered to be in Europe?

Response 4.  The applicable disclosure has been added.

Comment 5.         In the “Fees and Expenses” section of the Prospectus, include disclosure relating to the Fund’s investments in other investment companies, as required by Item 3(f) on Form N-1A.

Response 5.  We confirm that the Fund’s investments in other investment companies does not require the disclosure referred to in Item 3(f).

Comment 6.         Please consider clarifying your current disclosure relating to frequent purchases and redemptions of Fund shares, specifically your disclosure in respect of trades that occur through omnibus accounts at intermediaries, so that it complies with Item 6(e) of Form N-1A and Release No. IC-27504.

Response 6.  We respectfully acknowledge the comment; however, we believe that the current disclosure in the Prospectus complies with Item 6(e) of Form N-1A and Release
No. IC-27504.  The disclosure in the sections titled “Frequent Purchases and Redemptions of Fund Shares” and “How to Sell Shares - Redemption Fee” describes in detail the Fund’s policies and procedures to discourage and deter frequent purchases and redemptions of Fund shares, including its policies and procedures with respect to trades that occur through omnibus accounts at intermediaries, and the assurances, agreements and information that these intermediaries are required to provide to the Fund in enforcing the Fund’s policies and procedures.  In addition, the disclosure in the section titled “How to Sell Shares - Redemption Fee” discusses the implementation of a redemption fee to protect the Fund’s shareholders from the effects of short-term trading and the potential limitations of the redemption fee on transactions that occur through omnibus accounts at financial intermediaries.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6724.  Thank you.

Best regards,

/s/ Elisa Mitchell

Elisa Mitchell